UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended March 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number:   0-27618

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbus McKinnon Corporation
Employee Stock Ownership Plan
Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLUMBUS McKINNON CORPORATION
140 John James Audubon Parkway
Amherst, NY 14228-1197

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements as of
March 31, 2012 and 2011
and Supplemental Schedule
Together with
Report of Independent Registered
Public Accounting Firm

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
MARCH 31, 2012 AND 2011

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at March 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended March 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at Year End)	11

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of the
Columbus McKinnon Corporation Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of March 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP
September 27, 2012
Williamsville, NY

Index

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2012 AND 2011

	March 31, 2012				March 31, 2011

	Allocated	Unallocated	Total		Allocated	Unallocated	Total

ASSETS

INVESTMENT IN COMMON STOCK OF COLUMBUS MCKINNON CORPORATION, at fair value	$8,054,400	$990,688	$9,045,088	*	$9,471,896	$1,622,584	$11,094,480
RECEIVABLES:
Employer contributions	-	11,661	11,661		-	16,408	16,408
Interest	3	-	3		3	-	3
CASH	23,783	-	23,783		26,684	-	26,684

Total assets	8,078,186	1,002,349	9,080,535		9,498,583	1,638,992	11,137,575

INTEREST PAYABLE	-	11,661	11,661		-	16,408	16,408
LOAN PAYABLE	-	1,419,461	1,419,461		-	2,019,461	2,019,461

Total liabilities	-	1,431,122	1,431,122		-	2,035,869	2,035,869

Total net assets available for benefits	$8,078,186	$(428,773)	$7,649,413		$9,498,583	$(396,877)	$9,101,706

* Exceeds 5% of net assets held at end of plan year

Index

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2012 AND 2011

	March 31, 2012			March 31, 2011

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ADDITIONS:
Investment income :
Net appreciation (depreciation) in fair value of investments	$(1,183,025)	$(190,948)	$(1,373,973)	$1,304,516	$299,864	$1,604,380
Interest income	27	-	27	42	-	42
Employer contributions	6,082	659,083	665,165	-	673,978	673,978
Allocation of 27,069 and 27,881 shares of common stock of Columbus McKinnon Corporation, at fair value, in 2012 and 2011, respectively	440,948	-	440,948	514,676	-	514,676

Total additions	(735,968)	468,135	(267,833)	1,819,234	973,842	2,793,076

DEDUCTIONS:
Interest expense	-	59,083	59,083	-	73,773	73,773
Distributions to participants	651,440	-	651,440	2,196,097	-	2,196,097
Transfer to other qualified plan	32,935	-	32,935	55,299	-	55,299
Allocation of 27,069 and 27,881 shares of common stock of Columbus McKinnon Corporation, at fair value, in 2012 and 2011, respectively	-	440,948	440,948	-	514,676	514,676
Administrative expense	54	-	54	475	-	475

Total deductions	684,429	500,031	1,184,460	2,251,871	588,449	2,840,320

NET INCREASE (DECREASE)	(1,420,397)	(31,896)	(1,452,293)	(432,637)	385,393	(47,244)

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	9,498,583	(396,877)	9,101,706	9,931,220	(782,270)	9,148,950

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$8,078,186	$(428,773)	$7,649,413	$9,498,583	$(396,877)	$9,101,706

Index

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2012 AND 2011

1.         DESCRIPTION OF PLAN

The following brief description of the Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP or the Plan) is provided for general information purposes only.  Participants should refer to Plan documents for complete information.

Columbus McKinnon Corporation (the Company) established the Plan effective as of November 1, 1988.  The Plan operates, in relevant parts, as a leveraged employee stock ownership plan and is designed to comply with section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Individuals appointed by the Company’s Board of Directors act as trustees to the Plan.

The Plan purchased Company common shares at various times using the proceeds of a loan payable to the Company (See Note 6) and holds the stock in a trust established under the Plan.  Borrowings are to be repaid through 2014 by fully deductible company contributions to the trust fund.  During the year, the Plan makes payments of principal and interest, and an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.  Shares vest fully upon allocation.

The borrowing is collateralized by the unallocated shares of stock and the Company has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the Plan as of March 31, 2012 and 2011 and for the years then ended present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of employees with vested rights in allocated stock (allocated), and

b)	stock not yet allocated to employees (unallocated).

A summary of the ESOP’s provisions is as follows:

Eligibility
Substantially all of the domestic nonunion employees of the Company and its domestic subsidiaries who have attained age 21 and have completed one year of service (minimum of 1,000 hours) are eligible to participate in the ESOP.

Contributions
Each plan year (each 12-month period ending March 31), the Company contributes to the ESOP for each participant (a) who is actively employed as an employee on December 31 and who has earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminates employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service.  Contributions shall be made in cash or in shares of stock as determined by the Company, and when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

Effective December 31, 2011, the Plan was amended so that the term “eligible employee” does not include any individual who is hired after December 31, 2011.

Index

1.         DESCRIPTION OF PLAN (Continued)

Vesting
A participant’s account balance shall become fully vested and nonforfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company.  A participant’s account balance may also become fully vested and nonforfeitable on the date the participant completes three years of vesting service if the participant completes an hour of service on or after April 1, 2007 or April 1 of the plan year following the plan year in which all exempt loans that were outstanding on September 26, 2005 are fully repaid or were, as of September 26, 2005, scheduled to be fully repaid.

Payment of Benefits
Upon a vested participant’s termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant’s option, either immediately or at any valuation date until retirement, as provided in the ESOP.  A retiree may elect to defer distribution up to 70 ½ years of age.  The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70 ½ will commence distribution unless the participant elects to defer distribution until employment ceases.  Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2012, $651,440, which includes 43,348 shares, was distributed to vested participants in cash and stock certificates ($2,196,097or 134,561 shares, distributed during the year ended March 31, 2011).  This resulted in the sale of 52 shares held by the ESOP back to the Company for $838 during the year ended March 31, 2012 as a result of fractional shares (95 shares for $1,536 during the year ended March 31, 2011).  As of March 31, 2012 and 2011, $282,501 and $426,777, respectively, is included in the ESOP assets for terminated participants who had requested distributions and were awaiting the updated valuation at March 31, 2012 and 2011, to receive them.

Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant.  As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, as well as Plan income and any increase or decrease in the fair market value of the Plan’s assets during the period.  The allocation of contributions is based on the fraction, the numerator of which is the participant’s annual earnings for such calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all entitled to an allocation.

Dividends
Dividends paid on stock allocated to a participant’s stock account will be allocated to the participant’s nonstock account.  The Company’s Benefits Committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans.  Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account.  No dividends were paid on the Company’s common stock, including shares held by the Plan, during the years ended March 31, 2012 and 2011.

Index

1.        DESCRIPTION OF PLAN (Continued)

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.  The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Put Option
Pursuant to Federal income tax requirements, the Plan contains a put option that is exercisable by Plan participants in situations where Company stock is no longer traded on an established securities market.  Specifically, the put option is a right of the participants to require that the Company buy any shares of its stock distributed to participants when there is no market for the trading of such shares.  The price paid in the event the put option is exercised shall be representative of the fair market value of such stock.  If the distribution is a total distribution of the participant’s account, payment shall be made in five substantially equal annual payments, including interest.  If the distribution is not a total distribution, payment shall be made no later than 30 days after the participant exercises the put option.

Diversification
In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified.  In the sixth year, the percentage changes to 50 percent.  For the years ended March 31, 2012 and 2011, $32,935 and $55,299, respectively, had been transferred to the Company’s Thrift 401(k) Plan.

Participant Accounts and Forfeitures
Employer contributions and plan forfeitures are allocated to each participant’s account based upon the relation of the participant’s compensation to total compensation for the plan year. Forfeiture of a nonvested interest shall occur in the fifth consecutive calendar year following a break in service.  The forfeited accounts will be allocated among the accounts of active participants.  At March 31, 2012 and 2011, the ESOP assets include $156,773 and $12,545, respectively, of undistributed forfeited accounts.  Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the IRC.  Upon termination of the plan, the Company’s Board of Directors should direct the Custodian to pay all liabilities and expenses of the trust fund and to sell shares of financed common stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Index

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent liabilities.  Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The common shares of the Company are valued at fair value on March 31, 2012 and 2011.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on assets bought and sold as well as held during the year.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
Substantially all administrative expenses are paid by the Company.

Reclassifications
Certain reclassifications have been made to the prior year information to conform to the current year presentation.

3.         ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist principally of Company common shares, are held by the Custodian of the Plan.

Company contributions are held and managed by the Custodian, which invests cash received, interest, and dividend income and makes distributions to participants.  The Custodian also administers the payment of interest and principal of the loan, which is reimbursed to the Custodian through contributions as determined by the company.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Administrative expenses for the Custodian’s fees are paid by the Company.

Index

4.         INVESTMENTS

The Plan's investments, at March 31, are presented in the following table:

	2012		2011

	Allocated	Unallocated	Allocated	Unallocated

Columbus McKinnon Corporation stock:
Number of shares	494,438	60,816	513,117	87,885
Cost	$5,582,205	$686,613	$5,793,091	$992,222
Fair value	$8,054,400	$990,688	$9,471,896	$1,622,584

5.         FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 (ASC 820) establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks:  Quoted prices in principal active markets for identical assets as of the valuation date (Level 1).

Index

5.         FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of March 31:

	Assets at Fair Value as of March 31, 2012
	Level 1	Level 2	Level 3	Total

Columbus McKinnon Corporation stock	$9,045,088	$-	$-	$9,045,088

Total assets at Fair Value	$9,048,088	$-	$-	$9,045,088

	Assets at Fair Value as of March 31, 2011
	Level 1	Level 2	Level 3	Total

Columbus McKinnon Corporation stock	$11,094,480	$-	$-	$11,094,480

Total assets at Fair Value	$11,094,480	$-	$-	$11,094,480

6.         LOAN PAYABLE AND SHARE RELEASE

On October 13, 1998, the ESOP purchased 479,900 shares of common stock of the Company with the proceeds of a $7,682,281 loan from the Company.  These shares were recorded by the Custodian in the suspense account.  Such stock ceases to be collateral and is released from the suspense account as the loans are repaid.  In each year prior to full payment of the loans, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction.  The loan balance was $1,419,461 and $2,019,461 at March 31, 2012 and 2011, respectively, and is payable in quarterly installments of $150,000 through April 2014, and $69,461 in July 2014, plus interest at the prime rate (3.25% at March 31, 2012 and 2011).  The carrying value of the loan approximates fair value as determined using interest rates currently available for issuance of debt with similar terms and maturity dates.

The loan is collateralized by an equivalent number of shares of common stock recorded by the Custodian in a suspense account.

Future maturities of the loan payable for the years ended March 31 are as follows:

2013	$600,000
2014	600,000
Thereafter	219,461

$1,419,461

Index

6.         LOANS PAYABLE AND SHARE RELEASE (Continued)

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year.  Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the benefits committee as of the last day of that plan year.  That allocation shall be consistent with the method for allocating contributions to participants’ accounts, which is based on a fraction of each participant’s annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year.  The allocation of shares released resulting from dividends on participants’ allocated shares, however, was based upon the fraction of each participant’s allocated shares to the total number of allocated shares.

As of March 31, 2012 and 2011, 60,816 shares and 87,885 shares, respectively, were held as collateral for the loan; during the years ended March 31, 2012 and 2011, 27,069 shares and 27,881 shares, respectively, were released from the suspense account and allocated to participant accounts.

7.         INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 9, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

ASC Section 740 requires entities to disclose in their financial statements the nature of any uncertainty in their tax positions.  For benefit plans, tax-exempt status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their tax-exempt status.  As of March 31, 2012 and 2011, the Plan does not have any uncertain tax positions.  The Plan files the Annual Return/Report of Employee Benefit Plan (Form 5500) in the U.S. federal jurisdiction.  The Plan is no longer subject to U.S. federal tax examinations for years before 2009.

Index

Schedule I
COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-0547600	PLAN NUMBER: 016

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2012

Identity of Issuer	Description of Investment	Cost	Fair Value

Columbus McKinnon Corporation*	Employer Common Stock,555,254 shares	$6,268,818	$9,045,088

		$6,268,818	$9,045,088

* Party-in interest

Index

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the Columbus McKinnon Corporation Employee Stock Ownership Plan:

We hereby consent to the incorporation by reference in the following Registration Statements:

(1)
Registration Statement (Form S-8 No. 333-3212) pertaining to the Columbus McKinnon Corporation 1995 Incentive Stock Option Plan, the Columbus McKinnon Corporation Non-Qualified Stock Option Plan, the Columbus McKinnon Corporation Restricted Stock Plan and the Columbus McKinnon Corporation Employee Stock Ownership Plan Restatement Effective April 1, 1989 of Columbus McKinnon Corporation,

(2)
Registration Statement (Form S-8 No. 333-81719) pertaining to the Options assumed by Columbus McKinnon Corporation originally granted under GL International, Inc. 1997 Stock Option Plan and the Larco Industrial Services Ltd. 1997 Stock Option Plan, and

(3)	Registration Statement (Form S-8 No. 333-137212) pertaining to the Columbus McKinnon Corporation 2006 Long Term Incentive Plan

of our report dated September 18, 2012, with respect to the statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of March 31, 2012, which report appears in the annual report on Form 11-K of the Columbus McKinnon Corporation Employee Stock Ownership Plan.

/s/ Bonadio & Co., LLP

Williamsville, New York
September 27, 2012

Index

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBUS McKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
RESTATEMENT EFFECTIVE APRIL 1, 1989

Date: September 27, 2012

	By:	/s/ Alan S. Korman
Alan S. Korman, Trustee

/s/ Gregory P. Rustowicz
Gregory P. Rustowicz, Trustee

/s/ Richard A. Steinberg
Richard A. Steinberg, Trustee